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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       AQUAPENN SPRING WATER COMPANY, INC.
                            (Name of Subject Company)

                             ZONEO ACQUISITION CORP.
                                       and
                                  GROUPE DANONE
                                    (Bidders)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    03838X109
                      (CUSIP Number of Class of Securities)
                                  -------------

                                 Emmanuel Faber
                                  Groupe Danone
                                7, rue de Teheran
                          75381 Paris Cedex 08, France
                              011 33 1 44 35 20 34
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                December 9, 1998

                                Page 1 of 6 pages

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1.         Name of Reporting Persons
                S.S. or I.R.S. Identification No. of Above Person

                Zoneo Acquisition Corp.
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2.         Check the Appropriate Box if a Member of Group
                                                                         (a)|_|
                                                                         (b)|_|
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3.         SEC Use only
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4.         Sources of Funds

           WC
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5.         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(e) or 2(f)
                                                                             |_|
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6.         Citizenship or Place of Organization

           Pennsylvania
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7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           8,373,286 shares
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8.         Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                             |_|
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9.         Percent of Class Represented by Amount in Row (7)

           93.9%
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10.        Type of Reporting Person

           CO
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                               Page 2 of 6 Pages

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--------------------------------------------------------------------------------
1.         Name of Reporting Persons
                S.S. or I.R.S. Identification Nos. of Above Person

                Groupe Danone
--------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of Group
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3.         SEC Use only
--------------------------------------------------------------------------------
4.         Sources of Funds

           WC
--------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(e) or 2(f)
                                                                             |_|
--------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           France
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7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           8,373,286 shares
--------------------------------------------------------------------------------
8.         Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
9.         Percent of Class Represented by Amount in Row (7)

           93.9%
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10.        Type of Reporting Person

           CO
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                               Page 3 of 6 Pages

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                  This Amendment No. 2 (Final Amendment) to the Tender Offer
Statement on Schedule 14D-1 and Amendment No. 2 to the Schedule 13D (the "Schedule 14D-1") relates to the offer (the "Offer") by Zoneo Acquisition Corp., a Pennsylvania corporation (the "Purchaser") and an indirect subsidiary of Groupe Danone, a French societe anonyme (the "Parent"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of AquaPenn Spring Water Company, Inc., a Pennsylvania corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and
(a)(2) thereto, respectively.

                  Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

                  Item 6 of the Schedule 14D-1 is hereby amended and supplemented to include the following:

         (a) and (b) At 12:00 midnight, New York City time, on Monday, December 7, 1998, the Offer expired. Based on a preliminary count, approximately 8,373,286 Shares were tendered pursuant to the Offer, of which 414,809 were tendered pursuant to notice of guaranteed delivery. Such Shares constituted approximately 93.9% of the outstanding Shares. On December 8, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a joint press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit 11(a)(9).

Item 11.          Exhibits.

                  Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibit:

         (a)(9) Joint Press Release issued by the Parent and the Company on December 8, 1998.



                               Page 4 of 6 Pages

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                  After due inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.


December 9, 1998


                                          ZONEO ACQUISITION CORP.


                                          By   /s/ MARK RODRIGUEZ
                                               ------------------------------
                                               Name: Mark Rodriguez
                                               Title: Chief Executive Officer


                               Page 5 of 6 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998


                                 GROUPE DANONE


                                 By   /s/ EMMANUEL FABER
                                      ----------------------------------------
                                      Name: Emmanuel Faber
                                      Title: Director of Corporate Development


                               Page 6 of 6 Pages